Via Facsimile and U.S. Mail
Mail Stop 4720

July 16, 2009

R. Michael Carruthers
Chief Financial Officer
Array BioPharma, Inc.
3200 Walnut Street
Boulder, CO 80301

Re: Array BioPharma, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 15, 2008
File Number: 001-16633

Dear Mr. Carruthers:

      We have reviewed your response filed June 29, 2009 to our June 10, 2009 letter and have the following comments. In our comments, we may ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Definitive Proxy Statement filed September 23, 2008

1. In response to prior comment 1, you provide revised disclosure that states "In determining the bonus awards for fiscal 2008, the Compensation Committee determined that the Company did not achieve the minimum revenue or EPS goals and achieved the stretch year end cash goal... The Compensation Committee also determined that the Company achieved the target discovery research goal, the target development goal and the stretch partnering goal." Please confirm that in your proxy statement for 2010 you will disclose, for each goal that was achieved, the specific amount actually achieved in fiscal 2009. For example, based on your fiscal 2008 goals, the disclosure would include the company's year end cash, the aggregate number of filed INDs and initiated GLP toxicology studies, the number of clinical achievements and the amount of partnering upfront payments received in fiscal 2008.

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Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Jennifer Riegel, Staff Attorney, at (202) 551-3575, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director